Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3 No. 333-198921) and related Prospectus of CorEnergy Infrastructure Trust, Inc. for the registration of common stock, preferred stock, depositary shares, subscription rights, warrants, debt securities, and units with an aggregate offering price of $300,000,000 and to the incorporation by reference therein of our report dated March 17, 2014, with respect to the consolidated financial statements and schedules of CorEnergy Infrastructure Trust, Inc., and the effectiveness of internal control over financial reporting of CorEnergy Infrastructure Trust, Inc., included in its Annual Report (Form 10-K/A-1) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

January 20, 2015

Kansas City, Missouri